FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 644-2400
Dir   +27 11 644-2460
Fax   +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293

GOLD FIELDS GRANTED INTERDICT TO STOP STRIKE ACTION

Johannesburg, 31 March 2005*:* Gold Fields Limited (GFI: JSE and NYSE) is pleased to announce that the Labour Court this afternoon granted an interdict in favour of the Company, declaring the strike embarked on by the National Union of Mineworkers (NUM) on Wednesday, 30 March 2005, to be unlawful and unprotected.

This means that all employees participating in the strike at all South African operations are required immediately to discontinue their strike action and to return to work.

Gold Fields is in the process of advising the NUM and all employees of this development and requesting employees to return to work without further delay. Production activities should resume from the night shift this evening.

Gold Fields is pleased that this matter has been brought to a rapid close, thereby minimizing the losses for both the company and employees.

ends

Enquiries

Willie Jacobsz
Tel: 011 644–2460
Mobile: 082 493 1377

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, N J Holland[†] (Chief Financial Officer), J M McMahon[†], G R Parker[‡], R L Pennant-Rea[†], P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian, [†]British, [‡]American, [#]Ghanaian.
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 31 March 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs